Husqvarna

Press release
Stockholm, 28 July 20

Acquisition of assets of Dixon Industries completed

Husqvarna's acquisition of the assets of Dixon Industries Inc in the US, a subsidiary of Blount International Inc, is now completed.

Dixon manufactures zero-turn riding lawnmowers for both professional users and private consumers. In 2005, Dixon had sales of USD 54.4m and an operating income of USD 3.1m.

The acquisition will strengthen Husqvarna's position in the US market within the growing Zero-turn segment. Production of Dixon products will be transferred to the Husqvarna plant in Nebraska.

The purchase price amounts to approximately USD 34m. The operation will be included in the Group's Professional Products business area.

Husqvarna is the world's largest producer of chainsaws, lawn mowers and other portable petrol-powered garden equipment such as trimmers and blowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2005 were SEK 28.8 billion and the average number of employees was 11,700.

Address	Visiting address	Telephone	Fax	Reg. No.	Web site
Husqvarna AB (publ) SE-104 25 Stockholm Sweden	S:t Göransgatan 143	+46-3614 65 00	+46-88739 64 50	556000-5331	www.husqvarna.com